Notice to the Oslo Stock Exchange

Press release

"Exemption No. 82-3998"



www.orkla.com
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

Ref.: Johan Fr. Odfjell Chairman of the Board of Directors Tel.:+47- 55 21 41 80



Dato: 25 January 2005



Group President and CEO Finn Jebsen resigns from Orkla

After an overall assessment, the Board of Directors of Orkla has – against the votes of the employee-elected Board members – asked Finn Jebsen to resign from his post as Group President and CEO of Orkla.

Managing Director Dag J. Opedal has been appointed acting Group President and CEO.

The Board of Directors has begun the process of finding Finn Jebsen's successor, and will consider both internal and external candidates.

Finn Jebsen has been a strong driving force in the development of Orkla for 25 years, in the past four years as the company's Group President and CEO. The Board of Directors wishes to thank Finn Jebsen for his significant efforts on behalf of the company throughout this 25-year period.

A press briefing will be held today at 11.00 o'clock at Orkla's head office at Skøyen in Oslo.

The Board of Directors of Orkla ASA

dlw 2/10

"Exemption No. 82-3998"



Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 31 January 2005

ORK – Trade subject to notification – options

On 28 January 2005, in connection with Orkla's option programme, 4,000 options were exercised at a strike price of NOK 135.

A total of 1,881,846 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,490,738 own shares.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411

Date: 31.01.05

ORK – Extension of offer period - Chips

As announced in its notice of 8 November 2004, Orkla has made an offer for all the remaining shares in the Finnish listed company Chips Abp.

The time limit for accepting Orkla's offer has been extended to 18 February 2005 pending the EU Comission's approval of Orkla's acquisition. The acquisition has been approved unconditionally by the Russian competition authorities. The conditions for implementation of Orkla's offer are set out in the prospectus, which may be found on Orkla's website, www.orkla.com.